UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Blake W. Nordstrom

Peter E. Nordstrom

Nordstrom, Inc.

1617 Sixth Avenue, Seattle, Washington

(206) 628-2111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Barry L. Dastin

Keith Trammell

Hogan Lovells US LLP

1999 Avenue of the Stars #1400,

Los Angeles, CA 90067

June 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Bruce A. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 19,189,930

	8	Shared Voting Power 6,506,716

	9	Sole Dispositive Power 19,189,930

	10	Shared Dispositive Power 6,506,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,696,646*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.5%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 51,830,957 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Anne E. Gittinger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,403,460

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 15,403,460

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,403,460*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 51,830,957 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Blake W. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,816,444

	8	Shared Voting Power 526,081

	9	Sole Dispositive Power 2,816,444

	10	Shared Dispositive Power 526,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,342,525*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 51,830,957 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Erik B. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,408,511

	8	Shared Voting Power 42,646

	9	Sole Dispositive Power 3,408,511

	10	Shared Dispositive Power 42,646

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,451,157*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 51,830,957 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person James F. Nordstrom, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 707,226

	8	Shared Voting Power 76,312

	9	Sole Dispositive Power 707,226

	10	Shared Dispositive Power 76,312

11	Aggregate Amount Beneficially Owned by Each Reporting Person 783,538*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 51,830,957 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Peter E. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,977,679

	8	Shared Voting Power 324,407

	9	Sole Dispositive Power 2,977,679

	10	Shared Dispositive Power 324,407

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,302,086*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 51,830,957 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

Item 1.                 Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

Item 2.                 Identity and Background.

(a)                                 This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Bruce A. Nordstrom; (ii) Anne E. Gittinger; (iii) Blake W. Nordstrom; (iv) Erik B. Nordstrom; (v) James F. Nordstrom, Jr.; and (vi) Peter E. Nordstrom.

(b)                                 The principal business address of each Reporting Person is 1617 Sixth Avenue, Seattle, Washington, 98101.

(c)                                  (i)                                     Bruce A. Nordstrom is the former Chairman of the Board of Directors of the Issuer, serving in that role from 2000 until his retirement in 2006.  He has served as a Director of the Issuer since 1966, and served as Co-Chairman of the Board of Directors from 1971 until 1995.

(ii)                                  Anne E. Gittinger is the sister of Bruce A. Nordstrom, and the granddaughter of the Issuer’s co-founder, John W. Nordstrom.  She is the Board Chair Emeritus of Canine Companions for Independence, which provides trained assistance dogs to people with disabilities.  The address of its national headquarters is P.O. Box 446, Santa Rosa, CA 95402-0446.

(iii)                               Blake W. Nordstrom is the Co-President of the Issuer, a position he has held since May 2015. Mr. Nordstrom previously served as President of Nordstrom from August 2000 to May 2015, Executive Vice President and President of Nordstrom Rack from February 2000 to August 2000, and as Co-President of the Issuer from 1995 to February 2000.  The Issuer operates leading fashion specialty retail stores.  Its principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

(iv)                              Erik B. Nordstrom is the Co-President of the Issuer, a position he has held since May 2015.  Mr. Nordstrom previously served as Executive Vice President and President — Nordstrom.com from May 2014 to May 2015. From February 2006 to May 2014, Mr. Nordstrom was Executive Vice President and President — Stores of the Issuer. From August 2000 to February 2006, Mr. Nordstrom served as Executive Vice President — Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Northwest General Manager from February 2000 to August 2000, and as Co-President of the Issuer from 1995 to February 2000. The Issuer operates leading fashion specialty retail stores.  Its principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

(v)                                 James F. Nordstrom, Jr. currently serves as Executive Vice President and President — Stores of the Issuer, a position he has held since May 2014. From 2005 to 2014, he served as Executive Vice President and President — Nordstrom Direct. He previously served as Corporate Merchandise Manager — Children’s Shoes, from May 2002 to February 2005, and as a project manager for the design and implementation of the Issuer’s inventory management system from 1999 to May 2002.  The Issuer operates leading fashion specialty retail stores.  Its principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

(vi)                              Peter E. Nordstrom is the Co-President of the Issuer, a position he has held since May 2015. Mr. Nordstrom served as Executive Vice President and President — Merchandising of the Issuer from February 2006 to May 2015. From September 2000 to February 2006, Mr. Nordstrom served as Executive Vice President and President — Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Director of Full-Line Store Merchandise Strategy from February 2000 to September 2000, and as Co-President of the Issuer from 1995 to 2000. The Issuer operates leading fashion specialty retail stores.  Its principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

(d) and (e)                During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of the Reporting Persons is a citizen of the United States of America.

Item 3.                 Source and Amount of Funds or Other Consideration.

The Reporting Persons may seek debt and/or equity financing to consummate one or more of the transactions described in Item 4 below. At this time, the Reporting Persons have not secured commitments for any such debt or equity financing and there can be no assurance that the Reporting Persons will be able to obtain the funds necessary to consummate one or more of the transactions described in Item 4 below.

Item 4.                 Purpose of Transaction.

On June 7, 2017 in light of the changing dynamics in the retail environment, the Reporting Persons, determined to form a group (the “Group”) to explore the possibility of pursuing a “going private transaction” involving the acquisition by the Group of 100% of the outstanding shares of Common Stock of the Issuer (a “Going Private Transaction”).  Because of the changing dynamics in the retail environment, the Group is evaluating whether the long term interests of the Issuer are better served as a privately held company.

Prior to agreeing to form the Group, Messrs. Blake W.  Nordstrom and Peter E. Nordstrom requested that the independent members of the Board of Directors of the Issuer (the “Board”) (or a committee thereof) consider and approve the formation of the Group for purposes of a Washington state statute (the “Moratorium Statute”) which, subject to certain exceptions, prohibits a “significant business transaction” between a Washington publicly traded corporation and a ten percent (10%) or greater group or a corporation affiliated with such a Group over a five-year period from formation of the Group.

On June 7, 2017, a special committee of the Board comprised of the independent members of the Board (the “Special Committee”) approved in advance the Reporting Person’s formation of the Group for purposes of the Moratorium Statute (the “Moratorium Statute Waiver”); however, the Group has not made any proposal for a Going Private Transaction, and such transaction, if proposed, would remain subject to approval by the Special Committee.  In connection with the approval of the Moratorium Statute Waiver, the Special Committee required that the Reporting Persons enter into a Letter Agreement (as defined in Item 6 below) with the Issuer containing certain non-disclosure, non-use and standstill provisions. A description of the Letter Agreement is included in Item 6 below and is incorporated by reference in this Item 4.

As heirs to the Issuer’s co-founder, and following four generations of family leadership of the business that bears their name, the Reporting Persons, in their capacities as shareholders of the Issuer, have no interest in a sale of their shares of Common Stock of the Issuer to a third party, or voting for an alternative transaction.  The Reporting Persons further anticipate that any transaction, if proposed, would be consummated pursuant to the terms of definitive transaction documents mutually acceptable to the Group and the Special Committee.

The Group has retained Moelis & Company LLC to serve as its financial advisor and Hogan Lovells US LLP to serve as its legal counsel.

No assurances can be given regarding the terms and details of any transaction, that any proposal will be made by the Group, that any proposal made by the Reporting Persons regarding a proposed transaction will be accepted by the Special Committee, that definitive documentation relating to any such transaction will be executed, or that a transaction will be consummated in accordance with that documentation, if at all.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission’s web site, www.sec.gov.

Item 5.                 Interest in Securities of the Issuer.

(a)                                 As of June 7, 2017, the Reporting Persons, on a combined basis, are the beneficial owners of an aggregate of 51,830,957 shares of Common Stock of the Issuer, representing approximately 31.2% of the outstanding shares of Common Stock of the Issuer.(1)

(b)                                 Bruce A Nordstrom has:

(i)                                     sole power to vote or direct the vote of 19,189,930 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 6,506,716 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 19,189,930 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 6,506,716 shares of Common Stock.

Bruce A. Nordstrom reports beneficial ownership of 25,696,646 shares of Common Stock, representing 15.5% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Bruce A. Nordstrom reports shared voting and dispositive power consist of 5,501,520 shares held in a family trust by Mr. Nordstrom with Wells Fargo & Company, as co-trustees for the benefit of his sister, Anne E. Gittinger, and his interest in 743,420 shares held in a family trust with Susan Dunn, his co-trustee, for the benefit of Susan Dunn, Mr. Nordstrom’s niece.  Mr. Nordstrom is a contingent remainderman with respect to the shares held by the two trusts, but pursuant to Rule 13d-4 under the Securities and Exchange Act of 1934, disclaims such ownership with respect to any shares held in such trusts for which he would not otherwise be deemed to be beneficial owner.  In addition, Mr. Nordstrom’s spouse, Jeannie Nordstrom, owns 261,776 shares of Common Stock, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Applicable information required by Item 2 with respect to Wells Fargo & Company, who may be deemed to share voting power and/or share dispositive power with Mr. Nordstrom over the 5,501,520 shares held for the benefit of Anne Gittinger, due to Wells Fargo & Company being a co-trustee of such trusts:

Wells Fargo & Company’s principal place of business is 420 Montgomery Street, San Francisco, CA 94104. The Reporting Persons do not have sufficient knowledge of Wells Fargo & Company to determine if during the last five years it has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please refer to public filings made by Wells Fargo & Company. Wells Fargo & Company was organized in Delaware.

Applicable information required by Item 2 for Anne Gittinger is provided in Item 2 above.

Applicable information required by Item 2 for Susan Dunn is as follows:

Susan Dunn currently serves as Vice President and Chief Operating Officer of c’est la vie, a retail and e-commerce boutique, located at 320 5th Ave. South Edmonds, Washington 98020.  During the last five years, she has neither (i)  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Ms. Dunn is a citizen of the United States of America.

(1)                                 Based on 166,052,065 shares of Common Stock issued and outstanding as of May 24, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the first fiscal quarter, 2017, the most recently filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information, filed with the U.S. Securities and Exchange Commission on May 31, 2017.

Anne E. Gittinger has:

(i)                                     sole power to vote or direct the vote of 15,403,460 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of -0- shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 15,403,460 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of -0- shares of Common Stock.

Anne E. Gittinger reports beneficial ownership of 15,403,460 shares of Common Stock, representing 9.3% of the outstanding shares of Common Stock.

Blake W. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 2,816,444 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 526,081 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 2,816,444 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 526,081 shares of Common Stock.

Blake W. Nordstrom reports beneficial ownership of 3,342,525 shares of Common Stock, representing 2.0% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Blake W. Nordstrom reports shared voting and dispositive power consist of 148,455 shares of Common Stock held by Mr. Nordstrom with Peter E. Nordstrom as co-trustees in family trusts for the benefit of the children of Erik B. Nordstrom.  Pursuant to Rule 13d-4 under the Securities and Exchange Act of 1934, Mr. Nordstrom disclaims beneficial ownership with respect to any shares held in family trusts for which he would not otherwise be deemed to be beneficial owner.  In addition, Mr. Nordstrom’s spouse, Molly Nordstrom, owns 377,626 shares of Common Stock, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Applicable information required by Item 2 for Peter E. Nordstrom is provided in Item 2 above.

Erik B. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 3,408,511 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 42,646 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 3,408,511 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 42,646 shares of Common Stock.

Erik B. Nordstrom reports beneficial ownership of 3,451,157 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Erik B. Nordstrom reports shared voting and dispositive power consist of 42,646 shares of Common Stock owned by his spouse, Julie Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

James F. Nordstrom, Jr. has:

(i)                                     sole power to vote or direct the vote of 707,226 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 76,312 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 707,226 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 76,312 shares of Common Stock.

James F. Nordstrom reports beneficial ownership of 783,538 shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which James F. Nordstrom, Jr. reports shared voting and dispositive power consist of 73,777 shares of Common Stock held by Mr. Nordstrom with his wife, Lisa Nordstrom, as co-trustees in family trusts for the benefit of their children. In addition, Lisa Nordstrom owns 2,535 shares of Common Stock, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Applicable information required by Item 2 for Lisa Nordstrom is the same as that of James F. Nordstrom, Jr.:

Peter E. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 2,977,679 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 324,407 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 2,977,679 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 324,407 shares of Common Stock.

Peter E. Nordstrom reports beneficial ownership of 3,302,086 shares of Common Stock, representing 2.0% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Peter E. Nordstrom reports shared voting and dispositive power consist of 148,455 shares of Common Stock held by Mr. Nordstrom with Blake W. Nordstrom as co-trustees in family trusts for the benefit of the children of Erik B. Nordstrom. Pursuant to Rule 13d-4 under the Securities and Exchange Act of 1934, Mr. Nordstrom disclaims beneficial ownership with respect to any shares held in family trusts for which he would not otherwise be deemed to be beneficial owner.  In addition, Mr. Nordstrom’s spouse, Brandy Nordstrom, owns 175,952 shares of Common Stock, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Applicable information required by Item 2 for Blake W. Nordstrom is provided in Item 2 above.

(c)                                  Not applicable.

(d)                                 Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned.

(e)                                  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

In connection with the formation of the Group and the Moratorium Statute Waiver described in Item 4 above, the Reporting Persons and the Issuer entered into a letter agreement on June 7, 2017 (the “Letter Agreement”), pursuant to which the Group agreed to customary non-disclosure and non-use obligations for a specified time period, subject to certain exceptions. The Letter Agreement also contains standstill provisions that prohibit the Group from taking certain actions from the date of the Letter Agreement until January 31, 2019, unless requested in writing in advance by the Special Committee. Actions prohibited during the standstill period include the Group, directly or indirectly, (A) acquiring any voting securities of the Issuer (subject to exceptions for gifts or equity awards received or exercised as compensation), (B) offering or proposing (publicly or privately) to enter into any merger, business combination, recapitalization, restructuring or similar transaction with the Issuer or any subsidiary of the Issuer, (C) initiating shareholder proposals, and (D) soliciting any proxies or otherwise seeking to influence or advise a vote with respect to any merger, business combination, recapitalization, restructuring or similar transaction or the election of board. Subject to certain exceptions and limitations set forth in the Letter Agreement, the standstill provisions do not prohibit the Group from engaging in discussions with the Special Committee or making disclosures required by law on Schedule 13D. The Letter Agreement also contains restrictions that prohibit the Group from, directly or indirectly, soliciting to employ or employing certain employees of the Issuer for a specified time period and subject to certain exceptions. The Letter Agreement provides that, after January 31, 2019, the Group automatically disbands and may no longer rely on the Moratorium Statute Waiver.

As discussed in Item 4 above, the Reporting Persons, in their capacities as shareholders of the Issuer, have no interest in a sale of their shares of Common Stock of the Issuer to a third party or voting for an alternative transaction.

The foregoing description of the Letter Agreement is qualified in its entirety by the Letter Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Equity Awards

On February 28, 2017, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted each of Blake W. Nordstrom, Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 28,653 shares of Common Stock that vest in four equal installments on March 10, 2018, March 10, 2019, March 10, 2020 and March 10, 2021 and (ii) 28,704 restricted stock units that vest in four equal installments on March 10, 2018, March 10, 2019, March 10, 2020 and March 10, 2021.  On February 28, 2017, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 14,464 shares of Common Stock that vest in four equal installments on March 10, 2018, March 10, 2019, March 10, 2020 and March 10, 2021 and (ii) 10,741 restricted stock units that vest in four equal installments on March 10, 2018, March 10, 2019, March 10, 2020 and March 10, 2021.

On February 29, 2016, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted each of Blake W. Nordstrom, Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 82,141 shares of Common Stock that vest in four equal installments on March 10, 2017, March 10, 2018, March 10, 2019 and March 10, 2020, (ii) 13,190 restricted stock units that vest in four equal installments on March 10, 2017, March 10, 2018, March 10, 2019 and March 10, 2020 and (iii) performance rights for 12,616 shares of Common Stock, which vest on February 2, 2019.  On February 29, 2016, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 38,057 shares of Common Stock that vest in four equal installments on March 10, 2017, March 10, 2018, March 10, 2019 and March 10, 2020, (ii) 6,111 restricted stock units that vest in four equal installments on March 10, 2017, March 10, 2018, March 10, 2019 and March 10, 2020 and (iii) performance rights for 5,845 shares of Common Stock, which vest on February 2, 2019.

On June 7, 2016, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted each of Blake W. Nordstrom, Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 10,838 shares of Common Stock that vest on June 10, 2019 and (ii) 11,145 restricted stock units, 50% of which vest in June 2018 and the other 50% of which vest in June 2019.  On June 7, 2016, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 11,716 shares of Common Stock that vest on June 10, 2019 and (ii) 12,049 restricted stock units, 50% of which vest in June 2018 and the other 50% of which vest in June 2019.

On February 24, 2015, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted each of Blake W. Nordstrom, Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 44,996 shares of Common Stock that vest in four equal installments in February 2016, February 2017, February 2018 and February 2019 and (ii) 6,230 restricted stock units that vest in four equal installments in February 2016, February 2017, February 2018 and February 2019.  On February 24, 2015, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 21,328 shares of Common Stock that vest in four equal installments in February 2016, February 2017, February 2018 and February 2019 and (ii) 2,889 restricted stock units that vest in four equal installments in February 2016, February 2017, February 2018 and February 2019.

On March 3, 2014, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted each of Blake W. Nordstrom, Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 56,726 shares of Common Stock that vest in four equal installments in February 2015, February 2016, February 2017 and February 2018 and (ii) 7,402 restricted stock units that vest in four equal installments in February 2015, February 2016, February 2017 and February 2018.  On March 3, 2014, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 24,411 shares of Common Stock that vest in four equal installments in February 2015, February 2016, February 2017 and February 2018 and (ii) 3,815 restricted stock units that vest in four equal installments in February 2015, February 2016, February 2017 and February 2018.

On March 4, 2013, the Issuer granted each of Blake W. Nordstrom, Peter E. Nordstrom and Erik B. Nordstrom options to purchase 92,973 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.  On March 4, 2013, the Issuer granted James F. Nordstrom, Jr. options to purchase 37,853 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.

On February 22, 2012, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 63,727 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.  On February 22, 2012, the Issuer granted Blake W. Nordstrom options to purchase 68,629 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.  On February 22, 2012, the Issuer granted James F. Nordstrom, Jr. options to purchase 29,412 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.

On February 25, 2011, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 65,028 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.  On February 25, 2011, the Issuer granted Blake W. Nordstrom options to purchase 70,030 shares of Common Stock. The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.  On February 25, 2011, the Issuer granted James F. Nordstrom, Jr. options to purchase 24,010 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2010 Equity Incentive Plan and are fully vested.

On February 26, 2010, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 72,472 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested.  February 26, 2010, the Issuer granted Blake W. Nordstrom options to purchase 78,046 shares of Common Stock. The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested.  On February 26, 2010, the Issuer granted James F. Nordstrom, Jr. options to purchase 14,048 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested.

On February 27, 2009, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 110,340 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested.  February 27, 2009, the Issuer granted Blake W. Nordstrom options to purchase 118,828 shares of Common Stock. The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested. On February 27, 2009, the Issuer granted James F. Nordstrom, Jr. options to purchase 28,519 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested.

On February 28, 2008, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 48,144 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested.  February 28, 2008, the Issuer granted Blake W. Nordstrom options to purchase 51,847 shares of Common Stock. The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested. On February 28, 2008, the Issuer granted James F. Nordstrom, Jr. options to purchase 11,802 shares of Common Stock.  The options were issued pursuant to the Issuer’s 2004 Equity Incentive Plan and are fully vested.

Trusts

As discussed in Item 5 above, the Reporting Persons serve as trustees and co-trustees for family trusts for their own benefit and for the benefit of their respective families.  In their capacities as trustees, they have sole and shared voting and dispositive control with respect to the shares of Common Stock held in trust, as further described in Item 5 above.

Other

Except for the Joint Filing Agreement, dated June 8, 2017, and the Power of Attorney dated as of June 8, 2017, and the other agreements and arrangements described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Common Stock of the Issuer.

Item 7.                 Material to be Filed as Exhibits.

Exhibit		Method of Filing
Exhibit 1	Joint Filing Agreement, dated as of June 8, 2017, by and among Bruce A. Nordstrom, Anne E. Gittinger, Blake W. Nordstrom, Erik B. Nordstrom, James F. Nordstrom, Jr. and Peter E. Nordstrom.	Filed herewith

Exhibit 2	Power of Attorney dated as of June 8, 2017.	Filed herewith

Exhibit 3	Letter Agreement, dated as of June 7, 2017, between the Reporting Persons and the Special Committee.	Filed herewith

Exhibit 4	Form of 2012 Restricted Stock Unit Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 18, 2011, Exhibit 10.3

Exhibit 5	Form of 2013 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 14, 2012, Exhibit 10.3

Exhibit 6	Form of 2014 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.2

Exhibit 7	Form of the 2015 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 19, 2015, Exhibit 10.2

Exhibit 8	Form of the 2016 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 1, 2016, Exhibit 10.2

Exhibit 9	Form of 2016 Restricted Stock Unit Award Agreement, Supplemental Award	Incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2016, Exhibit 10.3

Exhibit 10	Form of the 2017 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 23, 2017, Exhibit 10.2

Exhibit 11	Form of 2017 Restricted Stock Unit Award Agreement, Supplemental Award	Incorporated by reference from the Issuer’s Annual Report on Form 10-K for the year ended January 28, 2017, Exhibit 10.67

Exhibit 12	2008 Stock Option Notice Award Agreement and Form of Notice	Incorporated by reference from the Issuer’s Form 8-K filed on February 22, 2008, Exhibit 10.1

Exhibit 13	2009 Nonqualified Stock Option Grant Agreement and Form of Notice	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2009, Exhibit 10.2

Exhibit 14	2010 Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 24, 2009, Exhibit 10.1

Exhibit 15	Form of 2011 Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 19, 2010, Exhibit 10.1

Exhibit 16	Form of 2012 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 18, 2011, Exhibit 10.1

Exhibit 17	Form of 2013 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 14, 2012, Exhibit 10.1

Exhibit 18	Form of 2014 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.1

Exhibit 19	Form of the 2015 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 19, 2015, Exhibit 10.1

Exhibit 20	Form of the 2016 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 1, 2016, Exhibit 10.1

Exhibit 21	Form of 2016 Nonqualified Stock Option Grant Agreement, Supplemental Award	Incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2016, Exhibit 10.2

Exhibit 22	Form of the 2017 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 23, 2017, Exhibit 10.1

Exhibit 23	2004 Equity Incentive Plan	Incorporated by reference from the Issuer’s definitive proxy statement filed with the Commission on April 15, 2004

Exhibit 24	Nordstrom, Inc. 2004 Equity Incentive Plan (2007 Amendment)	Incorporated by reference from the Issuer’s Form 8-K filed on November 19, 2007, Exhibit 10.44

Exhibit 25	Nordstrom, Inc. 2004 Equity Incentive Plan (2008 Amendment)	Incorporated by reference from the Issuer’s Form 8-K filed on November 24, 2008, Exhibit 10.1

Exhibit 26	Nordstrom, Inc. 2010 Equity Incentive Plan	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 8, 2010

Exhibit 27	Nordstrom, Inc. 2010 Equity Incentive Plan as amended February 27, 2013	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 1, 2013

Exhibit 28	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 26, 2014	Incorporated by reference to from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2017

/s/ Bruce A. Nordstrom
Bruce A. Nordstrom

/s/ Anne E. Gittinger
Anne E. Gittinger

/s/ Blake W. Nordstrom
Blake W. Nordstrom

/s/ Erik B. Nordstrom
Erik B. Nordstrom

/s/ James F. Nordstrom, Jr.
James F. Nordstrom, Jr.

/s/ Peter E. Nordstrom
Peter E. Nordstrom

EXHIBIT INDEX

Exhibit		Method of Filing
Exhibit 1	Joint Filing Agreement, dated as of June 8, 2017, by and among Bruce A. Nordstrom, Anne E. Gittinger, Blake W. Nordstrom, Erik B. Nordstrom, James F. Nordstrom, Jr. and Peter E. Nordstrom.	Filed herewith

Exhibit 2	Power of Attorney dated as of June 8, 2017.	Filed herewith

Exhibit 3	Letter Agreement, dated as of June 7, 2017, between the Reporting Persons and the Special Committee.	Filed herewith

Exhibit 4	Form of 2012 Restricted Stock Unit Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 18, 2011, Exhibit 10.3

Exhibit 5	Form of 2013 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 14, 2012, Exhibit 10.3

Exhibit 6	Form of 2014 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.2

Exhibit 7	Form of the 2015 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 19, 2015, Exhibit 10.2

Exhibit 8	Form of the 2016 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 1, 2016, Exhibit 10.2

Exhibit 9	Form of 2016 Restricted Stock Unit Award Agreement, Supplemental Award	Incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2016, Exhibit 10.3

Exhibit 10	Form of the 2017 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 23, 2017, Exhibit 10.2

Exhibit 11	Form of 2017 Restricted Stock Unit Award Agreement, Supplemental Award	Incorporated by reference from the Issuer’s Annual Report on Form 10-K for the year ended January 28, 2017, Exhibit 10.67

Exhibit 12	2008 Stock Option Notice Award Agreement and Form of Notice	Incorporated by reference from the Issuer’s Form 8-K filed on February 22, 2008, Exhibit 10.1

Exhibit 13	2009 Nonqualified Stock Option Grant Agreement and Form of Notice	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2009, Exhibit 10.2

Exhibit 14	2010 Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 24, 2009, Exhibit 10.1

Exhibit 15	Form of 2011 Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 19, 2010, Exhibit 10.1

Exhibit 16	Form of 2012 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 18, 2011, Exhibit 10.1

Exhibit 17	Form of 2013 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on November 14, 2012, Exhibit 10.1

Exhibit 18	Form of 2014 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.1

Exhibit 19	Form of the 2015 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 19, 2015, Exhibit 10.1

Exhibit 20	Form of the 2016 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 1, 2016, Exhibit 10.1

Exhibit 21	Form of 2016 Nonqualified Stock Option Grant Agreement, Supplemental Award	Incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2016, Exhibit 10.2

Exhibit 22	Form of the 2017 Nonqualified Stock Option Grant Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 23, 2017, Exhibit 10.1

Exhibit 23	2004 Equity Incentive Plan	Incorporated by reference from the Issuer’s definitive proxy statement filed with the Commission on April 15, 2004

Exhibit 24	Nordstrom, Inc. 2004 Equity Incentive Plan (2007 Amendment)	Incorporated by reference from the Issuer’s Form 8-K filed on November 19, 2007, Exhibit 10.44

Exhibit 25	Nordstrom, Inc. 2004 Equity Incentive Plan (2008 Amendment)	Incorporated by reference from the Issuer’s Form 8-K filed on November 24, 2008, Exhibit 10.1

Exhibit 26	Nordstrom, Inc. 2010 Equity Incentive Plan	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 8, 2010

Exhibit 27	Nordstrom, Inc. 2010 Equity Incentive Plan as amended February 27, 2013	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 1, 2013

Exhibit 28	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 26, 2014	Incorporated by reference to from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.4